

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

February 19, 2010

Mr. Frank A. Pici
Chief Financial Officer
Penn Virginia Corporation
Three Radnor Corporate Center, Suite 300
100 Matsonford Road
Radnor, PA 19087

Re: Penn Virginia Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Filed November 6, 2009
Response Letter Dated January 20, 2010
File No. 001-13283

Dear Mr. Pici:

   We have reviewed your response letter dated January 20, 2010 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year ended December 31, 2008

Financial Statements

Supplemental Information on Oil and Gas Producing Activities, page 136.

Oil and Gas Reserve, page 138

1.   We have read your response to prior comment four of our letter of January 6, 2010 regarding the proved undeveloped reserves on the Mingo property. Although you have identified seven reasons why you believe additional wells will be drilled, we understand that there is no way for you to know with reasonable certainty that a specific operator will drill a specific well, vertical or horizontal, in a specific location at a specific time.

Mr. Frank A. Pici
Penn Virginia Corporation
February 19, 2010
Page 2

We acknowledge that you have placed reliance on the pace and success of historical drilling activity, with over 2,000 producing wells on the property. However, given that some locations will recover more reserves than others, and that horizontal wells will generally recover more reserves than vertical wells, we do not believe you have established sufficient correlation between your assumptions and the resulting estimate. Absent having confirmation of drilling plans from the operators, there appears to be no way for you to know which of those locations will be drilled, if ever, at what point in time, or whether the wells will be horizontal wells or vertical wells.

Therefore, we do not believe you have met the requirement of reasonable certainty to claim reserves for the Mingo property, in those situations where the operators have not committed to you that they will develop reserves at the specific locations you have booked and at the specific times and in the specific manner you have assumed.

Accordingly, please remove such reserves from the estimates you disclose, and do not in the future claim proved reserves for properties on which you are not the operator until you have established reasonable certainty that the specific reserves will be or have been developed, with either confirmation of drilling plans from the operators or when wells have actually been drilled and determined to be economic by the operators.

Please submit the revisions that you propose to address these concerns.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about these engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

 H. Roger Schwall
Assistant Director